                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   5  )*


                              Frank E. Best, Inc.
______________________________________________________________________________
                                (Name of Issuer)


                          Common Stock Par Value $1.00
______________________________________________________________________________
                         (Title of Class of Securities)


                                   086522109
          ____________________________________________________________
                                 (CUSIP Number)


                    Russell C. Best, c/o Frank E. Best, Inc.
             P.O. Box 50444, Indianapolis, IN 46250; (317) 849-2250
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 29, 1995
          ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject or this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 086522109                                    Page   2   of  20   Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Russell C. Best - Social Security Number ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant / / to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

  United States
-------------------------------------------------------------------------------


Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                 317,365
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                   463,140
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     463,140
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     77.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 086522109                                    Page   3   of  20   Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

  Frank E. Best, Inc. -- EIN 35-1142810


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant / / to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 by Each Reporting           --------------------------------------------------
                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  145,775
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     145,775
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 086522109                                    Page   4   of  20   Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Best Universal Lock Co. -- EIN 91-0144790
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant / / to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  145,775
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     145,775
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 086522109                                    Page   5   of  20   Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Best Lock Corporation -- EIN 35-1092570
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant / / to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting                0
 Person With                 --------------------------------------------------
                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                                  145,775
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     145,775
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.      SECURITY AND ISSUER.

       This Schedule relates to the class of common stock, having a par value of $1.00 per share, of Frank E. Best, Inc. (the "FEBI Shares"). The address of the principal executive offices of Frank E. Best, Inc. ("FEBI") is: P.O. Box 50444, Indianapolis, Indiana 46250.

ITEM 2.      IDENTITY AND BACKGROUND.

       The four persons jointly filing this amended statement pursuant to Reg.
Section 240.13d-1(f)(1) are Russell C. Best, Frank E. Best, Inc., Best Universal Lock Co. and Best Lock Corporation.

       A.    INFORMATION RESPECTING RUSSELL C. BEST.

             1.     The person filing this statement is Russell C. Best
                    ("Best").

             2. His business address is P.O. Box 50444, Indianapolis, Indiana 46250.

             3. Best is President and a director of Best Lock Corporation. For additional information regarding Best Lock Corporation, see Item 2.I. below.

             4. During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

             5. During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             6.     Best is a citizen of the United States of America.

       B.    INFORMATION RESPECTING FRANK E. BEST, INC..

             1.     The person filing this statement is Frank E. Best, Inc.
                    ("FEBI").

             2. FEBI was incorporated under the laws of Delaware (and is successor in merger to Frank E. Best, Inc., a Washington corporation). FEBI is a holding company in the business of owning assets for investment purposes. The address of FEBI's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

             3. During the last five years FEBI has not been convicted in a criminal proceeding of any type.

             4. During the last five years FEBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

       C.    INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF FEBI.

             1. RUSSELL C. BEST. Russell C. Best is President and a director of FEBI. For additional information regarding Russell C. Best, see Item 2.A. above.

             2. MARIEA L. BEST. Mariea L. Best is a director of FEBI. Her business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. She is a homemaker. During the last five years, Mariea L. Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.

             3. GREGG A. DYKSTRA. Gregg A. Dykstra is Secretary/Treasurer and a director of FEBI. His business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. During the last five years, Gregg A. Dykstra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

             4. ERIC M. FOGEL. Eric M. Fogel is a director of FEBI. His business address is: c/o Holleb & Coff, 55 East Monroe Street, Suite 4100, Chicago, Illinois 60603. He is a partner with the law firm of Holleb & Coff. During the last five years, Eric M. Fogel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

             5. LARRY W. ROTTMEYER. Larry W. Rottmeyer is a director of FEBI. His business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. During the last five years, Larry W. Rottmeyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

       D.    INFORMATION RESPECTING PERSONS CONTROLLING FEBI.

             1. RUSSELL C. BEST. For additional information regarding Russell C. Best, see Item 2.A. above.

       E.    INFORMATION RESPECTING BEST UNIVERSAL LOCK CO..

             1. The person filing this statement is Best Universal Lock Co. ("BUL").

             2. BUL was incorporated under the laws of Delaware (and is successor in merger to Best Universal Lock Co., a Washington corporation). BUL is a holding company the business of owning assets for investment purposes. The address of BUL's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

             3. During the last five years BUL has not been convicted in a criminal proceeding of any type.

             4. During the last five years BUL was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

       F.    INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF BUL.

             1. RUSSELL C. BEST. Russell C. Best is President and a director of BUL. For additional information regarding Russell C. Best, see Item 2.A. above.

             2. MARIEA L. BEST. Mariea L. Best is a director of BUL. For additional information regarding Mariea L. Best, see Item 2.C.2 above.

             3. GREGG A. DYKSTRA. Gregg A. Dykstra is Secretary/Treasurer and a director of BUL. For additional information regarding Gregg A. Dykstra, see Item 2.C.3. above.

             4. ERIC M. FOGEL. Eric M. Fogel is a director of BUL. For additional information regarding Eric M. Fogel, see Item 2.C.4. above.

             5. LARRY W. ROTTMEYER. Larry W. Rottmeyer is a director of BUL. For additional information regarding Larry W. Rottmeyer, see Item 2.C.5. above.

       G.    INFORMATION RESPECTING PERSONS CONTROLLING BUL.

             1. FEBI. For additional information regarding FEBI, see Item 2.B. above.

             2. RUSSELL C. BEST. For additional information regarding Russell C. Best, see Item 2.A. above.

       H. INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS CONTROLLING BUL.

             1. FEBI. For additional information regarding Officers and Directors of FEBI, see Item 2.C. above.

       I.    INFORMATION RESPECTING BEST LOCK CORPORATION.

             1.     The person filing this statement is Best Lock Corporation
                    ("BLC").

             2. BLC was incorporated under the laws of Delaware. BLC's principal business is the manufacture and sale of masterkeyed locking systems. The address of BLC's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

             3. During the last five years BLC has not been convicted in a criminal proceeding of any type.

             4. During the last five years BLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

       J.    INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF BLC.

             1. RUSSELL C. BEST. Russell C. Best is President and a director of BLC. For additional information regarding Russell C. Best, see Item 2.A. above.

             2. MARIEA L. BEST. Mariea L. Best is a director of BLC. For additional information regarding Mariea L. Best, see Item 2.C.2 above.

             3. GREGG A. DYKSTRA. Gregg A. Dykstra is Treasurer and a director of BLC. For additional information regarding Gregg A. Dykstra, see Item 2.C.3. above.

             4. ERIC M. FOGEL. Eric M. Fogel is a director of BLC. For additional information regarding Eric M. Fogel, see Item 2.C.4. above.

             5. LARRY W. ROTTMEYER. Larry W. Rottmeyer is a director of BLC. For additional information regarding Larry W. Rottmeyer, see Item 2.C.5. above.

             6.     MARK G. AHEARN.  Mark G. Ahearn is the Secretary of BLC.
                    His business address is: c/o Walter E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. During the last five years, Mark G. Ahearn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

       K.    INFORMATION RESPECTING PERSONS CONTROLLING BLC.

             1. BUL. For additional information regarding BUL, see Item 2.E. above.

             2. FEBI. For additional information regarding FEBI, see Item 2.B. above.

             3. RUSSELL C. BEST. For additional information regarding Russell C. Best, see Item 2.A. above.

       L. INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS CONTROLLING BLC.

             1. BUL. For additional information regarding Officers and Directors of BUL, see Item 2.F. above.

             2. FEBI. For additional information regarding Officers and Directors of FEBI, see Item 2.C. above.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On December 29, 1995, BLC purchased 77,935 FEBI Shares for a total consideration of $2,317,786.90 from the Best Lock Corporation Stock Bonus Plan in a privately negotiated transaction. The funds used in making these purchases were borrowed on an unsecured line of credit from Huntington National Bank, Indianapolis, Indiana.

ITEM 4.      PURPOSE OF TRANSACTION.

       The purpose of the transaction is to provide liquidity for regularly scheduled annual distributions under the Best Lock Corporation's Stock Bonus Plan and distributions anticipated as a result of the BLC's voluntary separation program for certain of its employees. These distributions are anticipated to be made in the first and second quarter of 1996.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

       A.    INTEREST OF RUSSELL C. BEST.

             1. Best beneficially owns a total of 463,140 FEBI Shares, as follows: (a) he actually owns, 113,311 shares in his own name; (b) he beneficially owns 1 FEBI Share actually owned by his wife, Mariea L. Best; (c) he beneficially owns 204,053 FEBI Shares which are actually owned by Best Lock Partnership ("BLP"), by virtue of (i) his status as a voting general partner of BLP and (ii) his ownership of the 1,000 voting common shares of Walter E. Best Company, Inc., a Washington corporation ("WEBCO") (the other voting general partner of BLP); (d) he beneficially owns an additional 145,775 FEBI Shares which are actually owned by BLC, by virtue of his indirect ownership of 79.9% of BLC's outstanding shares which puts Best in a position to direct the voting and/or the disposition of the FEBI Shares owned by BLC.

                    The aggregate percentage of the FEBI Shares issued and outstanding which Best beneficially owns is approximately 77.4%.

             2. The number of FEBI Shares as to which Best has the sole power to vote or to direct the vote is 317,365. The number of FEBI Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Best has the sole power to dispose is 463,140. The number of FEBI Shares as to which Best has a shared power to dispose is zero.

             3. Best has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             4. Except for BLP as respects the 204,053 FEBI Shares which it actually owns, Mariea L. Best as respects the 1 FEBI Share which she actually owns, and BLC as respects the 145,775 FEBI Shares which it actually owns, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Best beneficially owns.

       B.    INTEREST OF FEBI.

             1. FEBI beneficially owns 145,775 FEBI Shares. FEBI actually owns no FEBI Shares in its own name. FEBI beneficially owns 145,775 FEBI Shares which are actually owned by BLC, by virtue of its ownership of 82.3% of the shares of BUL which in turn owns 78.5% of the shares of BLC which puts FEBI in a position to direct the voting and/or the disposition of the FEBI Shares owned by BLC. The aggregate percentage of the FEBI Shares issued and outstanding which FEBI owns is approximately 24.3%.

             2. The number of FEBI Shares as to which FEBI has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which FEBI has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which FEBI has the sole power to dispose is 145,775. The number of FEBI Shares as to which FEBI has a shared power to dispose is zero.

             3. FEBI has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             4. Except for the 145,775 FEBI Shares actually owned by BLC, no other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which FEBI beneficially owns.

       C.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF FEBI.

             1.     RUSSELL C. BEST.  See Item 5.A. above.

             2.     MARIEA L. BEST.

                    a. Mariea L. Best beneficially owns 1 FEBI Share, which is owned in her own name. The aggregate percentage of the FEBI Shares issued and outstanding which Mariea L. Best owns is approximately 0.0%.

                    b. The number of FEBI Shares as to which Mariea L. Best has the sole power to vote or to direct the vote is
                          1.  The number of FEBI

                          Shares as to which Mariea L. Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Mariea L. Best has the sole power to dispose is 1. The number of FEBI Shares as to which Mariea L. Best has a shared power to dispose is zero.

                    c. Mariea L. Best has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

                    d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Mariea L. Best beneficially owns.

             3.     GREGG A. DYKSTRA.

                    a. Gregg A. Dykstra beneficially owns 1 FEBI Share. The aggregate percentage of the FEBI Shares issued and outstanding which he owns is approximately 0.0%.

                    b. The number of FEBI Shares as to which Gregg A. Dykstra has the sole power to vote or to direct the vote is 1. The number of FEBI Shares as to which he has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has the sole power to dispose is 1. The number of FEBI Shares as to which he has a shared power to dispose is zero.

                    c. Gregg A. Dykstra has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             4.     ERIC M. FOGEL.

                    a. Eric M. Fogel beneficially owns no FEBI Shares. The aggregate percentage of the FEBI Shares issued and outstanding which he owns is approximately 0.0%.

                    b. The number of FEBI Shares as to which Eric M. Fogel has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has the sole power to dispose is zero. The number of FEBI Shares as to which he has a shared power to dispose is zero.

                    c. Eric M. Fogel has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             5.     LARRY W. ROTTMEYER.

                    a. Larry W. Rottmeyer beneficially owns no FEBI Shares. The aggregate percentage of the FEBI Shares issued and outstanding which he owns is approximately 0.0%.

                    b. The number of FEBI Shares as to which Larry W. Rottmeyer has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has the sole power to dispose is zero. The number of FEBI Shares as to which he has a shared power to dispose is zero.

                    c. Larry W. Rottmeyer has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

       D.    INTEREST OF PERSONS CONTROLLING FEBI.

             1.     RUSSELL C. BEST.  See Item 5.A. above.

       E.    INTEREST OF BUL.

             1. BUL beneficially owns 145,775 FEBI Shares, none of which are directly owned. BUL beneficially owns 145,775 FEBI Shares which are actually owned by BLC, by virtue of its ownership of 78.5% of the shares of BLC which puts BUL in a position to direct the voting and/or the disposition of the FEBI Shares owned by BLC. The aggregate percentage of the FEBI Shares issued and outstanding which BUL owns is approximately 24.3%.


             2. The number of FEBI Shares as to which BUL has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which BUL has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which BUL has the sole power to dispose is 145,775. The number of

                    FEBI Shares as to which BUL has a shared power to dispose is zero.

             3. BUL has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             4. Except for the 145,775 FEBI Shares owned directly by BLC, no other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which BUL beneficially owns.

       F.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF BUL.

             1.     RUSSELL C. BEST.  See Item 5.A. above.

             2.     MARIEA L. BEST.  See Item 5.C.2 above.

             3.     GREGG A. DYKSTRA.  See Item 5.C.3. above.

             4.     ERIC M. FOGEL.  See Item 5.C.4. above.

             5.     LARRY W. ROTTMEYER.  See Item 5.C.5. above.

       G.    INTEREST OF PERSONS CONTROLLING BUL.

             1.     FEBI.  See Item 5.B. above.

             2.     RUSSELL C. BEST.  See Item 5.A. above.

       H.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS
             CONTROLLING BUL.

             1.     FEBI.  See Item 5.C. above.

       I.    INTEREST OF BLC.

             1. BLC beneficially owns 145,775 FEBI Shares, all of which are directly owned. The aggregate percentage of the FEBI
                    Shares issued and outstanding which BLC beneficially owns is approximately 24.3%.

             2. The number of FEBI Shares as to which BLC has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which BLC has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which BLC has the sole power to dispose is 145,775. The number of FEBI Shares as to which BLC has a shared power to dispose is zero.

             3. BLC has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

             4. No other person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which BLC beneficially owns.

       J.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF BLC.

             1.     RUSSELL C. BEST.  See Item 5.A. above.

             2.     MARIEA L. BEST.  See Item 5.C.2 above.

             3.     GREGG A. DYKSTRA.  See Item 5.C.3. above.

             4.     ERIC M. FOGEL.  See Item 5.C.4. above.

             5.     LARRY W. ROTTMEYER.  See Item 5.C.5. above.

             6.     MARK G. AHEARN.

                    a. Mark G. Ahearn beneficially owns no FEBI Shares. The aggregate percentage of the FEBI Shares issued and outstanding which he owns is approximately 0.0%.

                    b. The number of FEBI Shares as to which Mark G. Ahearn has the sole power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which he has the sole power to dispose is zero. The number of FEBI Shares as to which he has a shared power to dispose is zero.

                    c. Mark G. Ahearn has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.


       K.    INTEREST OF PERSONS CONTROLLING BLC.

             1.     BUL.  See Item 5.E. above.

             2.     FEBI.  See Item 5.B. above.

             3.     RUSSELL C. BEST.  See Item 5.A. above.

       L.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS/GENERAL
             PARTNERS OF PERSONS CONTROLLING BLC.

             1.     BUL.  See Item 5.F. above.

             2.     FEBI.  See Item 5.C. above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       To the best knowledge of the parties filing this Schedule, none of Best, FEBI, any Executive Officer or Director of FEBI, BUL, any Executive Officer or Director of BUL, BLC, or any Executive Officer or Director of BLC is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the FEBI Shares which either Best, FEBI, BUL or BLC beneficially owns, except for the following:

       All of the FEBI Shares which Best owns directly are pledged as security for a loan obtained by Best from BLC on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to Schedule 13D filed by Best on May 31, 1994.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

       A copy of the written agreement of Best, FEBI, BUL and BLC relating to their joint filing of this statement as required by Reg. Section 240.13d-1(f), filed herewith, is incorporated herein by reference.

SIGNATURES.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 1996                 Date:  January 8, 1996

                                              FRANK E. BEST, INC.


 /s/ Russell C. Best                          By:  /s/ Russell C. Best
--------------------------------                 ----------------------------
Russell C. Best                                   Russell C. Best, President



Date:  January 8, 1996                 Date:  January 8, 1996

BEST UNIVERSAL LOCK CO.                       BEST LOCK CORPORATION


By:  /s/ Russell C. Best                      By:  /s/ Russell C. Best
   ---------------------------                   ---------------------------
    Russell C. Best, President                    Russell C. Best, President

                                      EXHIBIT I

                                      AGREEMENT


       We, Russell C. Best, Frank E. Best, Inc., a Delaware corporation ("FEBI"), Best Universal Lock Co., a Delaware corporation ("BUL") and Best Lock Corporation, a Delaware corporation ("BLC"), hereby agree that the Schedule 13D to which this Agreement is an Exhibit, respecting the acquisition of common stock of Frank E. Best, Inc. by BLC, is to be filed jointly by us on behalf of all of us.

       This Agreement is intended to satisfy the requirements of Reg. Section 240.13d-1(f).

       We agree that we will jointly file any required amendments to this
Schedule 13D.

       Dated this 8th day of January, 1996.

                                              BEST UNIVERSAL LOCK CO.


 /s/ Russell C. Best                          By:  /s/ Russell C. Best
---------------------------------                ---------------------------
Russell C. Best                                   Russell C. Best, President




FRANK E. BEST, INC.                           BEST LOCK CORPORATION


By:  /s/ Russell C. Best                      By:  /s/ Russell C. Best
   ---------------------------                   ---------------------------
    Russell C. Best, President                    Russell C. Best, President